

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 16, 2008

<u>By facsimile to (212) 918-8989 and U.S. Mail</u>

Mr. Ezra J. Green
Chief Executive Officer
Clear Skies Solar, Inc.
5020 Sunrise Highway, Suite 227
Massapequa Park, NY 11762

Re: Clear Skies Solar, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed May 23, 2008
        File No. 333-149931
        Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007
        File No. 0-53105

Dear Mr. Green:

We reviewed the filings and have the comments below.

<u>S-1/A1</u>

<u>Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline, page 15</u>

1.   We are unable to locate the response to prior comment 6. Thus, we reissue the comment in its entirety to quantify the total number of outstanding shares of common stock that stockholders could sell in the public market.

Customers, page 27

2.   Refer to prior comment 17. Expand the disclosure to indicate that one customer
        accounted for 75% of revenues recognized during 2007 and two customers accounted for
        49% of revenues billed during 2006.

Suppliers, page 27

3.   Expand the disclosure to indicate that Clear Skies has no supply agreements with these or
        other suppliers except for purchase orders on a case by case basis. We note the response
        to prior comment 6.

Government Subsidies and Incentives, page 32

4.   Please clarify the subsidies and incentives that exist for your commercial customers if
        they are different from those that exist for your residential customers. We note your
        disclosure on page 28 that you are discontinuing your pursuit of the residential market.

Selling Stockholders, page 46

5.   Refer to prior comment 30. Expand the disclosure in footnote (6) to state the warrants'
        term or expiration date.

6.   Since disclosure indicates that Crypto Corp. beneficially owned 227,158 shares of
        common stock before the offering and is offering 127,518 shares, it is unclear why the
        number of shares of common stock beneficially owned following the offering column
        was revised to replace 100,000 shares with "0" shares. Please revise.

7.   It is unclear how footnote (9) in two of the columns next to the name of Kinloch Rice
        Fields, LLC in the table relates to that selling stockholder. We note that footnote (9)
        appears also next to the name of FT Climate Change in the table. Please revise.

Note 10. Stock Options and Warrants, page F-14

8.   We read your response to prior comment 40. You have told us that you have not
        included any mutually unexecuted contracts in your financial statements. However, it
        appears that the obligation recorded to issue stock and options in the separate amounts of
        $13,500, $300,000, and $27,650 would not be appropriate at December 31, 2007 if the
        related services had not been rendered as of that date. Please clarify. We note the
        obligation may exist contractually; however, there is no impact from a GAAP
        perspective.   If the related services had not been provided as of December 31, 2007 or

March 31, 2008, please revise your document to clearly demonstrate compliance with the applicable accounting literature. Please also clarify how much of each of the three amounts has been included in prepaid assets at December 31, 2007, tell us when these payments were made, and in what form, that is, cash and/or stock.

Note 5. Prepaid expenses and investor relations fees, page F-25

9.   You disclose that the payment of $394,790 to the European firm was originally under a six month agreement and represented an advance payment of anticipated out of pocket expenses of the consultant in 2008. You also state that the agreement was subsequently terminated and the European firm returned $167,988, the balance of uncommitted funds, on April 24, 2008; the remaining expenses are being amortized over the applicable periods in 2008; and in the first three months of 2008, $226,737 was charged to earnings. Please address these issues:

- Tell us whether any out of pocket expenses were incurred by the consultant during the first quarter of fiscal 2008, and, if so, the aggregate amount of such expenses. We note that none of the funds had been expended as of December 31, 2007.

- Tell us and revise your disclosure to state where you have recorded the $226,737 charge to earnings on the statement of operations on page F-19.

- Tell us your basis in GAAP for recording a charge to earnings as a result of the termination of the agreement.

- Tell us why there are remaining expenses, what those applicable periods in 2008 would be over which you would amortize such remaining expenses, and your basis in GAAP for such amortization.

Sales by Clear Skies Solar, Inc., page II-3

10.   For the shares issued on March 24, 2008, April 3, 2008, April 11, 2008, and May 2, 2008, disclose the value of the shares issued for the services provided. See Item 701(c) of Regulation S-K. Additionally, for each of the issuances, indicate the Securities Act's section or the Commission's rule under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Other

11.   We note Clear Skies' revised address on the registration statement's facing page and in the registration statement. Revise also the address on pages 2 and 44 to conform to that shown on the registration statement's facing page and elsewhere in the registration statement.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, Clear Skies may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Clear Skies thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Clear Skies and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Clear Skies requests acceleration of the registration statement's effectiveness, Clear Skies should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Clear Skies from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Clear Skies may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Clear Skies provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Harvey J. Kesner, Esq.
        Haynes and Boone, LLP
        153 East 53rd Street, Suite 4900
        New York, NY 10022